October 15, 2015

Via EDGAR and Hand Delivery

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc. Amendment No. 2 to Registration Statement on Form 10
Filed September 21, 2015
File No. 001-37494

Dear Ms. Jacobs:

We refer to the letter dated October 7, 2015 (the “Comment Letter”) to Computer Sciences Government Services Inc. (the “Company”) setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Amendment No. 2 to Registration Statement on Form 10, File No. 001-37494 filed on September 21, 2015 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Information Statement. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Information Statement.

Summary

The Mergers, page 3

1.
You disclose in the first bullet point in this section that you anticipate fiscal year 2015 revenues of approximately $5.5 billion. Please revise here and elsewhere to clarify whether you are referring to pro forma revenues based on your pro forma combined information or revenues anticipated for fiscal 2016.

Response: The Company has revised its disclosure on pages 3, 7, and 58 to clarify that the figure represents the combined pro forma revenues for fiscal 2015.

1

2.
We note the transcript of the August 31, 2015 teleconference discussing the merger agreement with SRA included as exhibit 99.1 to your Form 8-K filed September 1, 2015. Management appears to discuss in greater specificity the benefits of the merger with SRA. For example and without limitation, operating synergies are estimated at net $50 million. You also state that the driver of the transaction includes little customer overlap. Please consider expanding your disclosure here and on page 57 to outline the material benefits associated with the merger that you specified in your August 31, 2015 teleconference.

Response: The Company has revised its disclosure on pages 3-4, 7, and 58 to address the Staff’s comment.

Questions and Answers about the Transactions, page 5

3.	Please consider adding a question and answer that discusses incurring $3.0 billion in debt to pay for the financing of the acquisition and the special dividend.

Response: The Company has revised its disclosure on page 9-10 to address the Staff’s comment.

Summary Historical Combined Financial Data of Computer Sciences GS, page 21

4.
We note that you present the non-GAAP measures Adjusted EBITDA and Operating Income. Where you provide these measures, please ensure that you also include the most directly comparable GAAP measure with equal or greater prominence to provide a balanced presentation. For example, the Summary Historical Combined Financial Data of Computer Sciences GS should be revised to include income from continuing operations before taxes and the Financial Highlights in MD&A on page 138 should be revised to include income from continuing operations. Similarly revise the Summary Data for SRA on page 24 and the Unaudited Pro Forma Condensed Combined Financial Statement Data on page 28. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company has revised its disclosure on pages 22, 25, 29 and 139-140 to address the Staff’s comment.

Risk Factors

The integration of Computer Sciences GS…, page 50

5.
You mention in your Summary that the combined company expects revenues of $5.5 billion with nearly 19,000 employees. Please tell us why you do not believe that size presents a challenge to the integration of Computer Sciences GS and SRA or expand your risk factor to address this risk.

Response: We have experience in managing a workforce larger than the workforce we expect for the combined company. Notably, in July 2013, we completed the sale of a portion of our base operations, aviation and range services business unit, including its 5,400 employees. Prior to the divestiture, CSC’s North American public sector operating unit successfully managed a workforce of over 19,000 and had revenues comparable to the combined revenues anticipated for Computer Sciences GS and SRA on a combined basis. In 2003, CSC acquired DynCorp, a federal government contractor with revenues at the time of acquisition that were greater than SRA’s in fiscal 2015, and successfully integrated it with CSC’s federal business unit.

We are confident that, because of our experience, management team and processes as well as the nature of our businesses, the size of the combined company does not present a challenge to the integration that is not already described in the existing risk factor disclosure. Both Computer Sciences GS and SRA are IT services companies and employ effective program and personnel management systems. We expect these established and similar

2

processes will facilitate the integration of the companies. In addition, the vast majority of our workforce is engaged in delivery obligations to customers. Our anticipated net operating synergies represent less than 1% of our pro forma combined revenues for fiscal 2015. Both we and SRA regularly right-size our workforces to meet contractual delivery obligations and have extensive experience in balancing the workforce and managing processes to recruit and retain the technically-skilled personnel we need to serve our customers effectively.

As a result, we believe the existing risk factor entitled “The integration of the Computer Sciences GS business with the SRA business following the Transactions may present significant challenges” on page 51 adequately addresses this risk.

Computer Sciences GS Business Combined Financial Statements

Note 18 - Commitments and contingencies

Contingencies, page F-48

6.
We note from your response to prior comment 8 that you properly revised your disclosures to remove reference to whether the amount of loss can be reasonably estimated as it relates to reasonably possible loss disclosures. However, we further note that you removed similar disclosure as it relates to contingent liability accruals, which, pursuant to ASC 450-20-25-2, require that the amount of loss can be reasonably estimated. Please revise your disclosures accordingly.

Response: The Company has revised its disclosure on page F-52 and F-76 to address the Staff’s comment.

3

If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 641-2237, Peter Harwich of Allen & Overy LLP at (212) 610-6471 or Paul Burns of Allen & Overy at (212) 756-1174.

Sincerely,

/s/ Lawrence B. Prior III

Lawrence B. Prior III
President and Chief Executive Officer

4

Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

Encls.

5